Tesco Corporation Reports Results for Third Quarter

For Immediate Release

Trading Symbol:
“TESOF” on NASDAQ
“TEO” on TSX

November 13, 2002

Third Quarter to September 30, 2002

Tesco Corporation reports net earnings from continuing operations of $0.8 million ($0.02 per diluted share) for the quarterly period ended September 30, 2002. This compares to a net loss of $0.8 million ($0.02 per share) for the previous quarter and net earnings of $4.6 million ($0.13 per diluted share) for the comparable period in 2001. Revenue for the period was $38.2 million compared to $34.4 million last quarter and $46.6 million a year ago, reflecting the continued year over year reduction in world wide drilling activity.

Nine Month Results

For the first nine months of 2002, revenues were $111.0 million compared to $158.5 million in 2001, with a net loss from continuing operations of $1.3 million ($0.04 per diluted share) compared to earnings of $29.1 million ($0.85 per diluted share) for the same period in 2001. Last year’s earnings included an after tax gain of $12.2 million ($ 0.36 per share) from the sale of the Corporation’s underbalanced drilling business.

CONSOLIDATED BALANCE SHEETS
At September 30, 2002 and December 31, 2001
(Thousands of Canadian Dollars)
Unaudited

	September 30,	December 31,
	2002	2001

(restated)
ASSETS
Current assets
Cash and short term deposits	$91 310	$134 568
Accounts receivable	49 673	67 588
Income taxes recoverable	4 035	—
Inventories	42 747	29 426

	187 765	231 582
Capital assets	129 943	95 026
Investment	10 319	10 293
Intangible and other assets	17 112	10 824

	$345 139	$347 725

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$26 129	$28 917
Income taxes payable	—	588

	26 129	29 505
Long term debt	73 574	73 811
Future income taxes	5 249	7 342

	104 952	110 658

SHAREHOLDERS’ EQUITY
Share capital	151 370	146 983
Retained earnings	88 817	90 084

	240 187	237 067

	$345 139	$347 725

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
Three and nine months ended September 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	Three months		Nine months

	2002	2001	2002	2001

		(restated)		(restated)
REVENUES
Sales	$38 167	$46 566	$111 032	$158 464
Cost of sales	24 341	26 001	69 759	93 058

Gross profit	13 826	20 565	41 273	65 406

EXPENSES
Product development	3 109	3 019	10 134	7 324
Selling, general and administration	6 792	7 333	23 502	20 326
Depreciation and amortization	2 912	3 231	8 532	9 617
Financial (income) expense	(228)	(385)	1 243	580

	12 585	13 198	43 411	37 847

Earnings (loss) before gain on sale of assets, income taxes and discontinued operations	1 241	7 367	(2 138)	27 559
Gain on sale of assets	—	—	—	15 190

Earnings (loss) before income taxes and discontinued operations	1 241	7 367	(2 138)	42 749

Income taxes
Current	637	1 112	1 214	9 136
Future	(211)	1 646	(2 085)	4 512

	426	2 758	(871)	13 648

Net earnings (loss) from continuing operations	815	4 609	(1 267)	29 101
Discontinued operations	—	3 492	—	4 023

Net earnings (loss) for the period	815	8 101	(1 267)	33 124

Retained earnings, beginning of period
— as originally reported	88 002	79 855	92 236	54 449
— effect of change in accounting policy	—	(310)	(2 152)	73

— as restated	88 002	79 545	90 084	54 522

Retained earnings, end of period	$88 817	$87 646	$88 817	$87 646

Earnings (loss) per share:
Basic —
Continuing operations, including gain on sale of assets	$0.02	$0.13	$(0.04)	$0.87
Discontinued operations	$—	$0.10	$—	$0.12
Net earnings	$0.02	$0.24	$(0.04)	$0.99
Diluted —
Continuing operations, including gain on sale of assets	$0.02	$0.13	$(0.04)	$0.85
Discontinued operations	$—	$0.10	$—	$0.11
Net earnings	$0.02	$0.24	$(0.04)	$0.97
Weighted average number of shares:
Basic	34 292 146	33 875 253	34 144 349	33 518 434
Diluted	34 667 970	34 279 605	34 606 379	34 236 180

CONSOLIDATED STATEMENT OF CASH FLOWS
Three and nine months ended September 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	Three months		Nine months

	2002	2001	2002	2001

		(restated)		(restated)
OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the period	$815	$4 609	$(1 267)	$29 101
Adjusted for items not involving funds —
Amortization of deferred maintenance costs	112	—	112	—
Future income taxes	(211)	1 646	(2 085)	4 512
Depreciation and amortization	2 912	3 231	8 532	9 617
Gain on sale of assets	—	—	—	(15 190)
Amortization of financial items	24	211	72	483
Unrealized (gains) losses on exchange on long term debt	3 142	2 271	(309)	2 909
Equity in earnings of affiliate	28	(190)	(26)	(690)

	6 822	11 778	5 029	30 742
Changes in non-cash working capital balances affecting operations	(17 524)	(5 830)	(10 761)	(14 930)
Expenditures on deferred maintenance costs	(1 472)	—	(1 472)	—
Cash from (used in) discontinued operations	—	(1 198)	—	(833)

	(12 174)	4 750	(7 204)	14 979

INVESTING ACTIVITIES
Additions to capital assets	(22 023)	(5 857)	(42 277)	(22 104)
increase (decrease) in accounts payable	12 398	(3 087)	6 944	(1 748)

	(9 625)	(8 944)	(35 333)	(23 852)
Proceeds on sale of capital assets	183	197	594	49 632
Proceeds on sale of discontinued operations	—	18 380	—	18 380
Payment in respect of Mexican tax reassessment	—	—	(5 630)	—
Changes in deposits made	(327)	—	(396)	—
Issue of notes receivable	—	(518)	—	(607)
Payments received on notes	—	—	324	—

FINANCING ACTIVITIES
Issue of share capital	—	352	4 387	12 946

Net increase (decrease) in cash position during period	(21 943)	14 217	(43 258)	71 478
Cash — beginning of period	113 253	113 837	134 568	56 576

Cash — end of period	$91 310	$128 054	$91 310	$128 054

SEGMENT INFORMATION
Three and nine months ended September 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

Three months to:	September 30, 2002				September 30, 2001

	Revenues				Revenues
			Depreciation	Earnings			Depreciation	Earnings
Operations:	Internal	Third party	and amortization	before taxes	Internal	Third party	and amortization	before taxes

Products	5 536	16 393	295	3 247	14 064	10 891	330	177
Services	1 334	21 774	2 126	3 150	418	35 675	2 541	13 077

	6 870	38 167	2 421	6 397	14 482	46 566	2 871	13 254

Intersegment eliminations			1	(49)			(173)	(1 457)
Product development expense			72	(3 110)			116	(3 019)
Corporate items			418	(1 997)			417	(1 411)

			2 912	1 241			3 231	7 367
Discontinued operations			—	—			0	4 609

			2 912	1 241			3 231	11 976

Geographic:
				Revenues				Revenues

Canada				5 791				11 047
United States				8 590				17 697
Mexico				3 975				4 104
South America				4 105				6 438
South East Asia				8 662				4 233
Europe, Africa and Middle East				7 044				3 047

				38 167				46 566

Nine months to:	September 30, 2002				September 30, 2001

	Revenues				Revenues
			Depreciation	Earnings			Depreciation	Earnings
Operations:	Internal	Third party	and amortization	before taxes	Internal	Third party	and amortization	before taxes

Products	17 379	42 087	828	4 332	32 619	38 572	734	5 035
Services	4 885	68 945	6 081	11 857	418	119 892	7 970	40 145

	22 264	111 032	6 909	16 189	33 037	158 464	8 704	45 180

Intersegment eliminations			7	165			(330)	(1 809)
Product development expense			341	(10 092)			218	(7 324)
Corporate items			1 275	(8 400)			1 025	6 702

			8 532	(2 138)			9 617	42 749
Discontinued operations			—	—			—	5 505

			8 532	(2 138)			9 617	48 254

Geographic:
				Revenues				Revenues

Canada				15 444				35 039
United States				38 065				67 873
Mexico				11 156				14 327
South America				11 933				19 889
South East Asia				20 209				12 378
Europe, Africa and Middle East				14 225				8 958

				111 032				158 464

Outlook

With the myriad of factors affecting global economies, and the energy industry in particular, analysts seem unable to reach consensus on their prognosis for the coming year. The one common thread, and perhaps the most reliable indicator, appears to be the gradual reduction of commodity storage and a return to supply/demand balance. In the drilling sector, we have seen a relatively stable (though reduced) rig count in both Canada and the United States since reaching a low point early in 2002, and there are indications that drilling will increase somewhat during 2003. The Petroleum Services Association of Canada has forecast 16,500 wells in Canada next year, a 9% increase over their amended year-end forecast for 2002.

At Tesco, we continue to balance our measured response to these changing economics with a commitment to execution of our strategic plan. While we have seen top drive rental days erode (though day rates have been maintained), we have also enjoyed increased top drive sales. We anticipate increased rental utilization next year.

Our Casing Drilling™ business continues to develop, and we anticipate having 7 dedicated casing drilling rigs operational by the end of next year. With the acquisition of Bo Gray Casing at the end of October, we are preparing to launch our Casing Running Assist Service in the United States. We have deployed the first of the three Casing Drilling™ rigs to the Lobo field, with the second two following in mid December and mid January. We, together with offshore drilling contractors, are actively marketing Casing Drilling™ for the offshore market.

2003 promises to be an exciting and productive year at Tesco Corporation.

For further information please contact:

R.M. Tessari or Martin Hall
Tesco Corporation
(403) 233-0757

FORWARD-LOOKING STATEMENTS

This presentation contains statements that may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding expectations of future revenues, activities, capital expenditures and earnings and technical results. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the background risks of the drilling services industry (e.g. operational risks; potential delays or changes in plans with respect to customers’ exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to levels of rental activities; uncertainty of estimates and projections of costs and expenses; risks in conducting foreign operations (e.g. political and fiscal instability) and exchange rate fluctuations); uncertainty and risks in technical results and performance of technology; and other uncertainties